UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________April 2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Audited Financial Statements for Fiscal 2006 Ended 12/31/2006

    Form 52-109F1: CEO Certification of Annual Filings

    Form 52-109F1: CFO Certification of Annual Filings

    Form 51-102F1:  MD&A for Audited Financial Statements

2.  a.  Information Circular

    b.  Proxy Statement

    c.  Supplemental Disclosure Statement

3.  Statement of Reserves Data and Other Oil and Gas Information,

    dated April 16, 2007

4.  Form 13-502F1; Annual Participation Fee for Reporting Issuers

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

DAVIDSON & COMPANY LLP           Chartered Accountants    A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 26, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated March 26, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 26, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2006	2005

ASSETS

Current
Cash	$ 50,691	$ 189,546
Receivables	127,873	73,649
Prepaids	22,559	-

	201,123	263,195

Advances on oil and gas properties	62,599	-
Oil and gas properties (Note 3)	1,347,654	1,571,241

	$ 1,611,376	$ 1,834,436

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 58,616	$ 89,123
Due to related parties (Note 6)	-	16,571

	58,616	105,694

Future site restoration	10,494	10,494

	69,110	116,188

Shareholders' equity

Capital stock (Note 4)	13,508,437	13,398,523
Contributed surplus (Note 4)	486,968	337,747
Deficit	(12,453,139)	(12,018,022)

	1,542,266	1,718,248

	$ 1,611,376	$ 1,834,436

Nature and continuance of operations (Note 1)

Subsequent event (Note 10)

On behalf of the Board:

“Martin Cotter”	Director	“Neal Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2006	2005	2004

REVENUE
Oil and gas revenue, net of royalties	$ 777,455	$ 593,598	$ 442,368

DIRECT COSTS
Depletion	399,036	122,269	121,937
Operating expenses	195,070	221,664	145,556
Total direct costs	(594,106)	(343,933)	(267,493)

EXPENSES
Consulting and administration fees	22,882	34,750	107,170
Investor relations	75,208	53,635	164,344
Management fees – related party	80,875	72,000	72,000
Office and miscellaneous	27,161	48,760	83,702
Professional fees	154,858	58,694	60,545
Shareholder costs	16,508	25,633	23,652
Stock-based compensation	205,385	75,193	298,483
Transfer agent and regulatory fees	19,795	25,546	24,981
Travel and promotion	11,977	8,488	33,296

Total expenses	(614,649)	(402,699)	(868,173)

Loss before other items	(431,300)	(153,034)	(693,298)

OTHER ITEMS
Foreign exchange loss	(3,817)	(7,214)	-
Write-off of receivable	-	-	(73,022)

Total other items	(3,817)	(7,214)	(73,022)

Loss for the year	(435,117)	(160,248)	(766,320)

Deficit, beginning of year	(12,018,022)	(11,857,774)	(11,091,454)

Deficit, end of year	$ (12,453,139)	$ (12,018,022)	$ (11,857,774)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	43,938,176	41,572,559	33,858,626

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (435,117)	$ (160,248)	$ (766,320)
Items not affecting cash:
Depletion	399,036	122,269	121,937
Write-off of receivable	-	-	73,022
Write-off of accounts payable	-	(8,215)	-
Accrual of management fees	-	72,000	72,000
Stock-based compensation expense	205,385	75,193	298,483

Changes in non-cash working capital items:
Increase in receivables	(52,305)	(5,955)	(136,884)
(Increase) decrease in prepaids	(22,559)	5,625	(5,625)
Increase (decrease) in accounts payable and accrued liabilities	(30,507)	(185,772)	25,262

Cash provided by (used in) operating activities	63,933	(85,103)	(318,125)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	(16,571)	(207,031)	21,648
Proceeds from issuance of capital stock	93,750	479,175	1,973,250
Share issuance costs	-	(24,942)	(16,639)
Capital stock purchased for cancellation	(40,000)	-	-

Cash provided by financing activities	37,179	247,202	1,978,259

CASH FLOWS FROM INVESTING ACTIVITIES
Advances on oil and gas properties	(62,599)	-	-
Oil and gas property expenditures	(177,368)	(47,096)	(1,590,572)

Cash used in investing activities	(239,967)	(47,096)	(1,590,572)

Change in cash position during year	(138,855)	115,003	69,562

Cash position, beginning of year	189,546	74,543	4,981

Cash position, end of year	$ 50,691	$ 189,546	$ 74,543

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2006	2005

Working capital	$ 142,507	$ 157,501
Deficit	(12,453,139)	(12,018,022)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year.  Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2006, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2006

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content.  The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties.  The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $10,494 (2005 - $10,494).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in the loss for the year.

Stock-based compensation

The Company uses the fair value-based method for stock-based compensation and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Income taxes

The Company follows the asset/liability method of accounting for income taxes.  Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share is 5,880,000, 5,362,500, 4,644,559 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2006	2005
Oil and gas properties:
U.S.A., proved	$ 2,879,005	$ 2,708,708
Canada, unproved	109,616	104,464

	2,988,621	2,813,172

Less: Accumulated depletion	(1,640,967)	(1,241,931)

	$ 1,347,654	$ 1,571,241

At December 31, 2006, the oil and gas properties include $109,616 (2005 - $104,464) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect. During fiscal 2006, the Company incurred pre-acquisition costs of $22,009 on an additional prospect located in Ontario, Canada.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2006 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2007	$ 8.56	$ 75.74
2008	9.16	73.41
2009	8.97	69.92
2010	8.74	65.84
2011	8.97	61.76

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2003	26,693,667	$ 10,534,248	$ 270,552

Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders’ fees	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-

Balance, December 31, 2004	40,342,417	12,854,161	352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	13,398,523	337,747

Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)

	44,058,792	13,548,437	486,968

Purchased for cancellation	(300,000)	(40,000)	-

Balance, December 31, 2006	43,758,792	$ 13,508,437	$ 486,968

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended December 31, 2006, the Company issued the following common shares:

i)

625,000 common shares pursuant to the exercise of stock options for gross proceeds of $93,750.

During the year ended December 31, 2005, the Company issued the following common shares:

i)

1,194,500 common shares pursuant to the exercise of stock options for proceed of $179,175.

ii)

In September 2005, the Company issued 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.15 per share expiring September 14, 2007. The Company paid a finder’s fee and other issuance costs of $24,942.

On December 7, 2005, the Company cancelled 103,125 common shares that were held in escrow.

During the year-ended December 31, 2004 the Company issued the following common shares:

i)

In June 2004, the Company issued 3,100,000 units at $0.20 per unit for total proceeds of $620,000. Each unit consisted of one common share and one non-transferable share purchase warrant. A total of eight warrants entitle the holder to acquire one additional common share for $0.20 until June 2, 2006. The Company issued 225,000 common shares at a value of $45,000 as a finder’s fee.

ii)

In August 2004, the Company issued 1,500,000 shares at $0.20 per share for total proceeds of $300,000. The Company issued 93,750 common shares at a value of $18,750 as a finder’s fee.

iii)

Issued 7,680,000 common shares pursuant to the exercise of warrants for proceeds of $1,090,200 of which $146,950 was received during the year ended December 31, 2003. The Company also issued 1,050,000 common shares pursuant to the exercise of stock options for proceeds of $110,000.

Common shares returned to treasury

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. As at December 31, 2006, the Company had purchased 300,000 common shares for $40,000 to return to treasury. Subsequent to December 31, 2006 these shares were cancelled.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2006:

	Number of Shares	Exercise Price	Expiry Date
Options	250,000	$ 0.15	January 12, 2007
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	600,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	300,000	0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009

Warrants	2,000,000	0.15	September 14, 2007

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2003	8,737,059	$ 0.15	950,000	$ 0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-
Outstanding, December 31, 2004	1,444,559	0.23	3,200,000	0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15
Outstanding, December 31, 2005	2,387,500	0.16	2,975,000	0.15
Granted	-	-	2,725,000	0.15
Exercised	-	-	(625,000)	0.15
Expired/cancelled	(387,500)	0.20	(1,195,000)	0.15
Outstanding, December 31, 2006	2,000,000	$ 0.15	3,880,000	$ 0.15
Number currently exercisable	2,000,000	$ 0.15	3,805,000	$ 0.15

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the year ended December 31, 2006, the Company granted 2,725,000 (2005 – 1,349,500; 2004 – 3,300,000) stock options to directors and consultants at a weighted average fair value of $0.08 (2005 - $0.06; 2004 - $0.09) per option. As at December 31, 2006, 2,650,000 of these options had vested with an attributed stock-based compensation expense of $205,385 (2005 - $75,193; 2004 - $298,483) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2006	2005	2004

Risk-free interest rate	4.1%	3.4%	2.4%
Expected life of options	1.4 years	2 years	2 years
Annualized volatility	93%	81%	160%
Dividend rate	0.00%	0.00%	0.00%

5.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

During the year ended December 31, 2006 the Company incurred $1,919 in recoveries through receivables.

Significant non-cash transactions during the year ended December 31, 2005 included:

a)

The accrual of future site restoration costs of $4,021.

b)

The cancellation of 103,125 escrow shares with a value of $31,556.

The significant non-cash transactions during the year ended December 31, 2004 were the issuance of 318,750 common shares valued at $63,750 for finders’ fees on private placements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

6.

RELATED PARTY TRANSACTIONS

The Company paid or accrued management fees of $80,875 (2005 - $72,000; 2004 - $72,000) to a director of which, $20,527 is included in prepaid expenses as at December 31, 2006 (December 31, 2005 – $Nil)

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004

Loss for the year	$ (435,117)	$ (160,248)	$ (766,320)

Expected income taxes (recovery)	$ (157,870)	$ (54,794)	$ (272,810)
Non-deductible items for income tax purposes	209,857	56,503	43,410
Other items deductible for income tax purposes	(224,401)	(108,310)	(56,285)
Unrecognized benefits of non-capital losses	172,414	106,601	285,685

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets:
Oil and gas properties	$ 803,779	$ 640,187
Mineral property and related exploration expenditures	83,016	91,371
Financing fees	18,116	32,959
Operating losses available for future periods	702,674	658,197

	1,607,585	1,422,714
Valuation allowance	(1,607,585)	(1,422,714)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

7.

INCOME TAXES (cont’d…..)

The Company has incurred operating losses of approximately $2,140,000 in Canada which, if unutilized, will expire through 2026. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

8.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $109,616 (2005 - $104,464) and the total amount of capital assets attributable to the U.S.A. is $1,238,038 (2005 - $1,466,777).

9.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

10.

SUBSEQUENT EVENT

Subsequent to December 31, 2006, the Company purchased an additional 50,000 of its own common shares for $6,375.

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2006	2005

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 1,611,376	$ 1,834,436

Total liabilities under Canadian GAAP and United States GAAP	$ 69,110	$ 116,188

Capital stock, common shares returned to treasury and contributed surplus	13,995,405	13,736,270
under Canadian GAAP
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock, common shares returned to treasury and contributed surplus
under United States GAAP	14,754,701	14,495,566

Deficit under Canadian GAAP	(12,453,139)	(12,018,022)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(13,212,435)	(12,777,318)

Total shareholders' equity under United States GAAP	1,542,266	1,718,248

Total liabilities and shareholders' equity under United States GAAP	$ 1,611,376	$ 1,834,436

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties (cont’d…)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2006, 2005 and 2004.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2006, 2005 and 2004.

For the year ended December 31, 2002 and prior, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2006, 2005 and 2004 was 43,951,326, 41,476,215 and 33,755,501, respectively.  Accordingly, the loss per share for the years ended December 31, 2006, 2005 and 2004 was $(0.01), $(0.00) and $(0.02), respectively.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was required to record asset retirement obligations as at December 31, 2005 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $10,494 (2005 - $10,494). New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) and adopted by the Company effective January 1, 2003. Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2006, 2005 and 2004.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”.  FIN 48 clarifies the accounting and reporting for uncertainties in income tax law.  FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of FIN 48 on the financial position and results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The Company is currently in the process of evaluating the impact of SFAS 157 on the financial position and results of operations of the Company.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Form 52-109F1 - Certification of Annual Filings

I, Martin Cotter, President and performing similar functions to that of a Chief Executive Officer of Portrush Petroleum Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Portrush Petroleum Corporation (the “Issuer”) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

(c)

evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: April 30, 2007.

     ”Martin Cotter”

Martin Cotter

President

Form 52-109F1 - Certification of Annual Filings

I, Martin Cotter, President and performing similar functions to that of a Chief Financial Officer of Portrush Petroleum Corporation, certify that:

6.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Portrush Petroleum Corporation (the “Issuer”) for the period ending December 31, 2006;

7.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

8.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

9.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

(c)

evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

10.

I have caused the Issuer to disclose in the annual MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

11.

DATE: April 30, 2007.

       ”Martin Cotter”

Martin Cotter

President

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has eight gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange in Canada under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended December 31, 2006 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of April 12, 2007.

2006 Highlights

•

The Mission River field in Texas has eight wells on production and total production from the field for 2006 amounted to approximately 720,000 MCF of gas and 24,000 barrels of oil.

•

The operator of the Mission River project completed two deep wells during the year to complete the initial Mission River program that drilled, completed and placed on production a total of 6 medium depth wells and the two deep wells. The Scanio-Shelton #6, drilled to a depth of 10,300 feet was placed on production in March, 2006. The Scanio-Shelton #7 drilled to a depth of 8,700 feet and was placed on production in October, 2006.

•

Reported oil and gas revenues for the period ended December 30, 2006 was $777,455 compared to $593,598 for the same period in 2005, with a reported net loss of $0.01 per share for the period in 2006 compared to a net loss of $0.01 per share for fiscal 2005.

Properties of the Company

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and seven additional wells have since been drilled and completed as gas wells. Eight wells are currently on production and the eighth, the Scanio-Shelton #7, a recently completed deep well commenced production in October, 2006. A gas pipeline runs through the property. Total production from the field for the month of December 2006 amounted to approximately 80,000 MCF of gas and 1,220 barrels of oil.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Selected Financial Information

	Year-end 12/31/06	Year-end 12/31/05	Year-end 12/31/04
Revenues (Net)	777,455	593,598	442,368
General and Administrative Expenses (not including stock based compensation) Stock Based Compensation Expenses	409,264 205,385	327,506 75,193	569,691 298,482
Write-off of receivable	Nil	Nil	(73,022)
Net Income (Loss) per share	(435,117) (0.01)	(160,248) (0.01)	(766,320) (0.02)
Working Capital	142,507	157,501	(286,850)
Oil & Gas Properties Property Expenditures	1,347,654	1,571,241	1,642,393
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities (1)	$ 1,542,266 43,758,792	$ 1,718,248 43,433,792	$ 1,349,070 40,342,417

(1)

During the year ended December 31, 2006, the Company returned to treasury and cancelled 300,000 common shares During the year ended December 31, 2005, the Company cancelled 103,125 common shares that were held in escrow.

The Company’s accounting policy is to record its resource properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year ended December 31, 2006, the Company recorded gross revenue of $777,455 compared with $593,598 in 2005. Well operating expenses were $195,070 compared with $221,664 in the previous year and the Company recorded depletion expenses of $399,036 compared with $122,269 in 2005.

General and administration expenses before non-cash expenses were $409,264 compared with $327,506 for the same period in 2005. The Company recorded a non-cash charge for stock-based compensation pertaining to the grant of stock options of $205,385. General and Administrative expenses increased  due to the additional costs associated with increased regulatory fees and requirements and the additional costs incurred for professional advisors and consultants relating to the review of gas storage projects that the Company has been investigating. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for the coming year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004	Total Revenue	79,187	89,417	94,094	179,670
	Net Loss	(49,234)	(601,270) (1)	(249,247)	(133,431)
	Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (2)	(2,207) (3)	(42,040) (4)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(5)	(234,176)(6)	(40,487) (7)	(167,322)(8)
	Basic and diluted Income (loss) per share	0.01	(0.01)	(0.01)	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $428,612, (2) $Nil, (3) $2,876,

(4) $42,645, (5) $9,540, (6)

$168,225, (7) $6,889, (8) $20,731

The Company has increased it revenues over the last two years from its various producing wells. Administrative costs have remained relatively consistent over the last two years when stock-based compensation, a non-cash expense, is excluded from administrative costs.

Discussion of Fourth Quarter Results

Total revenues for the three month period ended December 31, 2006 decreased to $192,560 when compared to the previous quarter. Revenues decreased because of a decrease in production from the Lenox Project in Michigan. The net loss for the three months ended December 31, 2006 increased to $167,322 when compared to the net loss from the previous quarter. Most administration expenses were consistent with previous quarters. However, there was an increase in depletion expense, a non-cash charge to operations, during the quarter resulting from an adjustment to reserve estimates on the US oil and gas properties.

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Investor Relations

On September 1, 2005, the Company entered into an investor relations agreement with Agora Investor Relations Corp. to provide shareholder communications services for the Company. Agora is paid US$2,500 per month and was granted stock options to purchase 200,000 common shares at $0.15 per share expiring September 1, 2007. In addition, on June 7, 2006, Allan McGirr joined the Company as an investor relations consultant. Mr. McGirr was granted stock options to purchase 300,000 common shares at $0.18 per share expiring June 8, 2008 and is paid $2,500 per month on a month to month basis.

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction.

The Company uses AGORA (http://www.agoracom.com) to provide a dynamic interactive investor relations service thru the use of its IR HUB website. The website provides effective communication between the Company, it's shareholders and the investment community through AGORA’s Internet based investor relations system. The Company’s IR HUB (http://www.agoracom.com/IR/Portrush) will allow both the Company and AGORA to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications.

Financing, Principal Purposes and Milestones

During the year ended December 31, 2006, the Company raised $93,750 through the issuance of 625,000 common shares at $0.15 per share upon the exercise of previously issued stock options. These funds will be used for working capital.

Share Buy Back Program

The Company initiated a share buy-back program whereby the Company may purchase up to 2,200,000 (up to 5% of the Company’s issued share capital) of its common shares over the next 12 months through the facilities of the TSX Venture Exchange. To date, the Company has purchased 300,000 shares for $40,000. Subsequent to year end, these shares were cancelled.

Outstanding Share Data

The following table summarizes the outstanding share capital as at April 12, 2007:

Common shares	43,758,792
Stock options	3,630,000
Warrants	2,000,000

 (See Note 4 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month (2005 - CDN$6,000 per month) to a director, Martin Cotter for his services as the President of the Company. In April, 1,000,000 stock options previously granted to Mr. Cotter to purchase shares at $0.15 expired and were replaced by the grant to Mr. Cotter of 1,500,000 options at $0.15 expiring April 10, 2009. In June, a director exercised options to purchase 100,000 at $0.15 per share.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

New Accounting Standards

Management continually monitors the potential impact of new accounting pronouncements on the Company. There have been a number of pronouncements during the year; the ones that may impact the Company are as follows:

Financial Instruments

AcSB issued Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855, Financial Instruments – Recognition and Measurement, which establish the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

AcSB issued CICA Handbook Section 3861 Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

Hedges

AcSB issued CICA Handbook Section 3865, Hedges, which describe when and how hedge accounting may be applied. The section is effective for years beginning on or after October 1, 2006.

Shareholders' Equity

AcSB issued CICA Handbook Section 1530, Comprehensive Income, which establishes standards for reporting and display of comprehensive income. This section is effective for years beginning on or after October 1, 2006.

AcSB also revised CICA Handbook Section 3250, Surplus, and reissued it as CICA Handbook Section 3251, Equity.  The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity to provide consistency with the new requirements of Section 1530, Comprehensive Income.

AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

Accounting Changes

AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard is effective for fiscal years beginning on or after January 1, 2007.

Changes to Internal Controls

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.  There has been no change in the Company’s internal control over financial reporting during the review period that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Events

Subsequent to December 31, 2006, the Company:

•

Announced that the operator of the Mission River project, in which the Company holds a 10% working interest, has decided to proceed with a new multi-well drilling program on the property.

•

Announced a new development gas well in Ontario.

•

Purchased an additional 50,000 of its own common for $6,375 to return to treasury.

NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

FOR THE

SPECIAL AND ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD AT 11:00 A.M

ON MONDAY, JUNE 4TH, 2007

IN THE BOARDROOM OF THE

COMPUTERSHARE TRUST COMPANY OF CANADA

ON THE 3RD FLOOR, 510 BURRARD STREET

VANCOUVER, B.C. V6C 3B9

April 30, 2007

Dear fellow shareholders:

Over the past year Portrush investigated a number of very interesting oil and gas and gas storage prospects and continued to develop its oil and gas development properties. The Company is debt free and cash flow positive.

The Mission River field in Texas has nine wells on production and total production from the field for the year amounted to approximately 720,000 MCF of gas and 24,000 barrels of oil.

The next Mission River well will be the fourth deep test drilled in the deep drilling program.  This program builds on the successful initial program that resulted in 9 successful wells. McAlester, the operator, has defined the prospect by a combination of subsurface well control and an innovative technology known as electro-magnetic imaging. Additional deep drilling is planned to fully develop and recover the reserves and a decision will be taken after this next well regarding the size of the program.

The Company maintained its interest the Lenox project in Macomb County, SE Michigan where the Company has a 22.5% working interest in two producing wells, the Martin 1-21 and the Richards 1-20.

In association with Hadley Resources Limited, the Company has located an excellent 6.2 BCF Pinnacle Reef Prospect in the heart of Gas Storage Country, Moore Township, Lambton County, South-western Ontario. The prospect is favourably located on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno. The Company expects the project to be ready for drilling in the early summer.

Production revenue for fiscal 2006 was $777,455, an increase of 30% from the previous year as the Company’s production continues to grow from year to year.

The book value of the Company’s oil and gas assets at year end was $1,347,654.

I want to thank my fellow board members for their support throughout the year. I also want to thank all those who worked in various capacities during the year and who have continued to demonstrate the drive and dedication necessary for the success we have achieved and will continue to achieve.

The company will continue to look at suitable development acquisitions. An interest in a 31,000 acre project close to Mission River has been offered to the Company. In order for the company to grow its asset base we will continue to look at suitable development acquisitions and financing opportunities.

ON BEHALF OF THE BOARD,

“Martin  Cotter”

Martin Cotter

President

PORTRUSH PETROLEUM CORPORATION

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

TAKE NOTICE that the special and annual general meeting (the "Meeting") of the shareholders of PORTRUSH PETROLEUM CORPORATION (the "Company") will be held on Monday, June 4th, 2007, in the Boardroom of the Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 at 11:00 a.m. for the following purposes:

1.

To receive and consider the report of the directors and the Audited Financial Statements of the Company for the year ended December 31, 2006, together with the Auditor's Report.

2.

To fix the number of directors at three.

3.

To elect Directors for the ensuing year.

4.

To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.

To consider and, if deemed advisable, to pass a special resolution to amend the Company’s Notice of Articles to increase the authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

7.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 23rd day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

                        “Martin Cotter”

      Martin Cotter, Director and President

PORTRUSH PETROLEUM CORPORATION

(the “Company”)

Suite 200 – 1687 W. Broadway

Vancouver, B.C. V6J 1X2

INFORMATION CIRCULAR

This information is given as of April 23, 2007

This information circular is furnished in connection with the solicitation of proxies by the management of PORTRUSH PETROLEUM CORPORATION (the "Company") for use at the special and annual general meeting of the Company to be held on  June 4, 2007, and at any adjournments thereof (the “Meeting”). Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or a form of proxy.

The voting instruction form, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions.

The Non-Registered Holder may be given a form of proxy which has already been signed by the Intermediary restricted as to the number of shares beneficially owned by the Non-Registered Holder. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered

Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, at the address or fax number as provided above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 43,758,792 common shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on the Record Date will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, no shareholder beneficially owns shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director.The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if  such nominee is not presently an elected

Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Appointment Date	Number of Shares
Martin P. Cotter[1] Dublin, Ireland President and Director	Self-employed professional engineer. Director of the Company from 1996 to present.	January 29, 1996	4,396,666
Neal Iverson[1] Vancouver, B.C. Director	Self-employed realtor with Western Mortgage Realty Corp.	September 26, 2001	Nil
Wesley Franklin[1] Coupeville, WA Director	Chief Geologist with the McAlester Fuel Company.	May 31, 2005	1,000,000

The above information was provided by the individual nominee.

(1) Member of the audit committee.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth the compensation paid by the Company to the President and Chief Executive Officer, Mr. Martin Cotter, in 2006 for services rendered to the Company for the periods indicated. The Company has only one named executive officer (“NEO”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
		Awards	Payouts
Name and Principal Position	Fiscal Year (Oct. 31)	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Martin P. Cotter President & C.E.O.	2006 2005 2004 2003	80,875 72,000 72,000 72,000	Nil Nil Nil Nil	Nil Nil Nil Nil	1,500,000 1,000,000 500,000 500,000	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

Stock Options Granted During 2006

The following table sets forth the options to purchase common shares of the Company granted during 2006 to the Named Executive Officers of the Company.

OPTIONS/SAR GRANTS DURING THE MOST RECENT COMPLETED FINANCIAL YEAR
NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Martin P. Cotter	1,500,000	55%	$0.15	$0.165	April 10, 2009

Stock Options Exercised During 2006

There were no options exercised to purchase common shares of the Company during 2006 by the Named Executive Officers of the Company.

There are no compensatory plans or arrangements with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a changed of the Name Executive Officer’s responsibilities following a change in control.

The Company and its subsidiaries have no employment contracts with any Named Executive Officers and there are no defined benefit or actuarial plans in place for any Named Executive Officers.

Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than the reimbursement of their expenses or as set out elsewhere in this Information Circular. The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year. During the most recently completed financial year ended December 31, 2006, the Company did not have a pension plan for its Directors, officers or employees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended December 31, 2006, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,880,000	$0.15	495,879
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	3,880,000	$0.15	495,879

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2006, being the commencement of the Company’s last completed financial year, none of the following persons, except as set out herein and below, has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or executive officer of the Company;

(b) any shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

During the Company's financial year ended December 31, 2006, the Company paid or accrued $80,875 for management services to the President of the Company. In June, a director exercised options to purchase 100,000 common shares at $0.15 per share.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance

Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent members of the Board of Directors of the Company are Neal Iverson and Wes Franklin.

The non-independent director is Martin Cotter, President and Chief Executive Officer of the Company.

A majority of the Board is independent, and one director is an officer of the Company.

2. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s oil and gas properties and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

3. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

5. Compensation

The Board determines compensation for the directors and the CEO.

6. Other Board Committees

The Board has no other committees other than the audit committee, the stock option committee, and the compensation committee.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company.

Davidson & Company, Chartered Accountants, were first appointed auditor of the Company at the annual general meeting of the Company held on April 12, 1999.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Audit Committee Charter

The audit committee is a committee of the board of directors of the Company that is independent of the Company’s management and represents the interests of the Company’s shareholders.

The audit committee is authorized by the board of directors to:

(a) oversee the process of selecting and appointing the Company’s external auditor,

(b) oversee the conduct of the audit, and

(c) have primary responsibility for the relationship between the Company and its external auditor.

Responsibilities of the Audit Committee

The audit committee must:

(a) take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

(b) determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

(c) meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction,

(d) establish, and monitor compliance with, the Company’s policies regarding (i) the auditor’s providing services beyond the scope of the Company’s audit, and (ii) the Company’s hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

(e) prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including (i) the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor’s independence, and (ii) the nature of any non-audit service contracts entered into and the amount of the related fees.

The Company’s audit committee is comprised of three directors: Martin Cotter, Wes Franklin and Neal Iverson. All audit committee members are “financially literate” (as defined in MI 52-110) and only Martin Cotter, the President, is not “independent”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

In the following table, “audit fees” are billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.

 “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$25,400	Nil	$11,000	Nil
December 31, 2005	$22,352	Nil	$3,000	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reaffirm Stock Option Plan

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals. Under the current policy of the TSX Venture Exchange (the "Exchange"), shareholder approval of the Plan is required on an annual basis. Under the Exchange’s Policy 4.4, governing stock options, all issuers are required to adopt a stock option plan pursuant to which stock options may be granted. The Plan is limited to 10% of the issued shares of the Company at the time of any granting of options (on a non-diluted basis). This is constituted as a “rolling” as opposed to a “fixed number” plan. Any previously granted options are governed by the Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the Plan.

Options must be issued only on terms acceptable to the Exchange and the Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.

A copy of the Plan is available for review at the offices of the Company or the registered offices of the Company, at Suite 700 – 595 Howe Street, Vancouver, BC, V6C 2T5 during normal business hours up to and including the date of the Meeting.

The Company is asking shareholders to approve the following resolutions:

“BE IT RESOLVED that, subject to regulatory approval:

1.

the Company’s stock option plan (the “Plan”) be and it is hereby affirmed and approved;

2.

the board of directors be authorized to grant options under and subject to the terms  and conditions of the Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company as at the time of grant;

3.

the directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

Proposed Alterations of Authorized Capital

The Company proposes an amendment to its Notice of Articles to increase the Company’s authorized capital from 100,000,000 common shares without par value, to an unlimited number of common shares without nominal or par value.

Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.  This resolution must be passed by not less than two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution

"BE IT RESOLVED as a special resolution that:

1.

the number of shares of the Company authorized to be issued be increased to an unlimited number of common shares without nominal or par value;

2.

the Company's Notice of Articles be altered accordingly;

3.

any director or officer of the Company is authorized to execute and file a Notice of

Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and take such further actions that may be necessary to effect the amendment; and

4.

the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Notice of Articles to change the authorized capital, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

OTHER MATTERS

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2006.

Shareholders may contact the Company to request copies of financial statements and MD&A at the following address:

Suite 700 – 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

CERTIFICATE

The content and sending of this information circular has been approved by the Company’s board of directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated as of the 23rd day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

                 “Martin Cotter”

      Martin Cotter, Director and President

PORTRUSH PETROLEUM CORPORATION

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special and Annual General Meeting to be held on June 4, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Pacific Time, on May 31, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | HOLDER ACCOUNT NUMBER | ACCESS NUMBER

14MA07051.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of Portrush Petroleum Corporation (the "Company") hereby appoint(s): Martin Cotter, a Director of the Company, or failing this person, Neal Iverson, a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special and Annual General Meeting of Portrush Petroleum Corporation to be held at the Computershare Board Room, 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 on June 4, 2007 at 11:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Determine the Number of Directors

To determine the number of Directors at three.

For ☐ **Against** ☐

2. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed below:
Martin Cotter, Neal Iverson and Wesley Franklin.

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ **Withhold** ☐

3. Appointment of Auditor

To appoint Davidson & Company as Auditors of the Company and authorize the Directors to fix their remuneration.

For ☐ **Withhold** ☐

4. Stock Option Plan

To reaffirm the Company's Stock Option Plan.

For ☐ **Against** ☐

5. Number of Authorized Shares

To approve an unlimited number of authorized shares.

For ☐ **Against** ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 6 6 3 7 A R 1 P S H Q

PORTRUSH PETROLEUM CORPORATION

PSHQ

(the "Company")

To registered and non-registered shareholders:

Shareholders have the opportunity to elect annually to request a copy of the Company’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. These reports are also available on the SEDAR website at www.sedar.com along with all other information released by the Company.

See also the company’s website at www.portrushpetroleum.com

If you wish to receive such statements by mail or email, please complete and return this form to:

PORTRUSH PETROLEUM CORPORATION

c/o Suite 700 – 595 Howe Street

Vancouver, BC

V6C 2T5

The undersigned hereby certifies that he/she/it is a beneficial owner of shares in the Company and hereby requests to receive one or both of the following:

Please select one or both of the following options:      Annual Financial Statements & MD&A

    Quarterly Financial Statements & MD&A

___________________________________________________________

Name  (Please print)

___________________________________________________________

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PORTRUSH PETROLEUM CORPORATION

(the “Corporation”)

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the “Statement”) is dated April 30, 2007. The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is April 24th, 2007.

The reserves information presented in this Statement is for the Mission River and Lenox Properties. The evaluation of the Mission River Property was prepared by Ralph E. Davis Associates, Inc. and the evaluation of the Lenox Property was prepared by DeGolyer and MacNaughton Canada Limited (collectively the “Consultants Report”). Monetary values in this report are expressed in United States (U.S.) dollars.

Disclosure of Reserves Data

The reserves data set forth below (the “Reserves Data”) is based upon evaluation by the Consultants with an effective date of December 31, 2006 contained in the Consultants Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Consultants Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged the Consultants to provide an evaluation of proved and proved plus probably reserves and no attempt was made to evaluate possible reserves.

All of Portrush’s reserves are in the United States. The Mission River Property is in the state of Texas and the Lenox Property is in the state of Michigan.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by Independent Qualified Reserves Evaluators in Form 51-101F2 are attached as Schedules “A” and “B” respectively.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation’s crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

RESERVES DATA - CONSTANT PRICING

SUMMARY OF RESERVES AS OF DECEMBER 31, 2006 (Constant Prices & Costs)

	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	7	6	-	-	41	30	-	-
Developed Non-Producing	24	18	-	-	157	117	-	-
Undeveloped	4	3	-	-	-	-	-	-
TOTAL PROVED	35	27	-	-	197	148	-	-
Probable	101	76	-	-	765	574	-	-
TOTAL PROVED + PROBABLE	136	103	-	-	962	722	-	-
Possible	11	8	-	-	654	491	-	-
TOTAL PROVED + PROB + POSS	147	111	-	-	1,617	1,213	-	-

	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	(-1)		(-1)		(-1)		(-1)
Developed Non-Producing	(-1)		(-1)		(-1)		(-1)
Undeveloped	(-1)		(-1)		(-1)		(-1)
TOTAL PROVED	(-1)		(-1)		(-1)		(-1)
Probable	(-1)		(-1)		(-1)		(-1)
TOTAL PROVED + PROBABLE	(-1)		(-1)		(-1)		(-1)
Possible	(-1)		(-1)		(-1)		(-1)
TOTAL PROVED + PROB + POSS	(-1)		(-1)		(-1)		(-1)

	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	(-1)	6	(-1)	-	(-1)	30	(-1)	-
Developed Non-Producing	(-1)	18	(-1)	-	(-1)	117	(-1)	-
Undeveloped	(-1)	3	(-1)	-	(-1)	-	(-1)	-
TOTAL PROVED	(-1)	27	(-1)	-	(-1)	148	(-1)	-
Probable	(-1)	76	(-1)	-	(-1)	574	(-1)	-
TOTAL PROVED + PROBABLE	(-1)	103	(-1)	-	(-1)	722	(-1)	-
Possible	(-1)	8	(-1)	-	(-1)	491	(-1)	-
TOTAL PROVED + PROB + POSS	(-1)	111	(-1)	-	(-1)	1,213	(-1)	-
(1)	Estimates of Reserves of natural gas include associated and non-associated gas.

(2)	"Gross Reserves" are Company's working interest share of remaining reserves before the deduction of royalties.

(3)	"Net Reserves" are Company's working interest share of remaining reserves less all Crown, freehold, and overriding royalties and interests owned by others.

SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006 (Constant Prices & Costs)

	Net Present Value (NPV) of Future Net Revenue (FNR)
	Before Income Taxes - Discounted at (%/yr)					After Income Taxes - Discounted at (%/yr)
	0	5	10	15	20	0	5	10	15	20
RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED
Developed Producing	412	394	378	363	350	334	318	303	289	277
Developed Non-Producing	1,454	1,093	854	689	572	968	728	569	459	381
Undeveloped	109	94	82	72	63	75	64	55	48	42
TOTAL PROVED	1,975	1,581	1,314	1,124	985	1,378	1,109	927	796	700
Probable	6,368	4,826	3,902	3,280	2,825	4,317	3,263	2,631	2,204	1,894
TOTAL PROVED + PROBABLE	8,343	6,407	5,216	4,404	3,810	5,695	4,373	3,557	3,001	2,594
Possible	3,303	2,599	2,094	1,718	1,430	2,193	1,725	1,389	1,140	949
TOTAL PROVED + PROB + POSS	11,645	9,006	7,310	6,121	5,240	7,888	6,097	4,946	4,140	3,543

Reference Item 2.1(2) of Form 51-101F1

NPV of FNR includes all resource income: Sale of oil, gas, by-product reserves; Processing of third party reserves; Other income.

Income Taxes includes all resource income, appropriate income tax calculations and prior tax pools

TOTAL FUTURE NET REVENUE (Undiscounted)
AS OF DECEMBER 31, 2006 (Constant Prices & Costs)

	Revenue	Royalties	Operating Cost	Development Costs	Well Aband. Costs	BT Future Net Revenue (1)	Income Taxes	AT Future Net Revenue (1)

RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED DEVELOPED PRODUCING	697	170	111	3	2	412	78	334

PROVED DEVELOPED	3,155	784	414	88	2	1,866	564	1,302

TOTAL PROVED	3,371	838	437	118	2	1,975	598	1,378

TOTAL PROVED + PROBABLE	14,463	3,609	1,545	963	2	8,343	2,648	5,695

TOTAL PROVED + PROB + POSS	19,571	4,886	1,939	1,098	2	11,645	3,758	7,888

(1)	BT = Before Taxes and AT = After Taxes

Reference Item 2.1(3) of Form 51-101F1

LENOX PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006 (Constant Prices & Costs)

BT Discounted (10%/Yr) Future Net Revenue(1)

RESERVES CATEGORY	PRODUCTION GROUP	(M$)

PROVED	Light & Medium Crude Oil (including solution gas)	161
Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	227
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

(1)	BT = Before Taxes

Reference Item 2.1(3)(c) of Form 51-101F1

MISSION RIVER PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006 (Constant Prices & Costs)

BT Discounted (10%/Yr) Future Net Revenue(1)

RESERVES CATEGORY	PRODUCTION GROUP	(M$)

PROVED	Light & Medium Crude Oil (including solution gas)	1,152
Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	4,989
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

(1)	BT = Before Taxes

Reference Item 2.1(3)(c) of Form 51-101F1

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
AS OF DECEMBER 31, 2006 (Constant Prices and Costs)

		OIL			GAS	NATURAL GAS LIQUIDS (1)			INFLATION
		WTI Cushing Oklahoma (2)	Edmonton Par Price 40 degree API	Heavy Oil Price 12 degree API	Natural Gas (2)	Pentanes Plus FOB Field Gate	Butanes FOB Field Gate	Edmonton Propane FOB Field Gate	Inflation Rate (1)	Exchange Rate (1)

($US/bbl)($Cdn/bbl)($Cdn/bbl)($US/MMBtu)($US/bbl)($US/bbl)($US/bbl)(%/Yr)($US/$Cdn)

	Year 2007	57.56	-	-	6.87	-	-	-	-	-

(1)	Not Applicable

(2)	Oil and gas prices are as at DECEMBER 31, 2006.

Note: Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

RESERVES DATA - FORECAST PRICING

SUMMARY OF RESERVES AS OF DECEMBER 31, 2006 (Forecast Prices & Costs)

	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	7	6	-	-	41	31	-	-
Developed Non-Producing	24	18	-	-	157	117	-	-
Undeveloped	4	3	-	-	-	-	-	-
TOTAL PROVED	35	27	-	-	197	148	-	-
Probable	101	76	-	-	765	574	-	-
TOTAL PROVED + PROBABLE	136	103	-	-	963	722	-	-
Possible	11	8	-	-	655	491	-	-
TOTAL PROVED + PROB + POSS	147	111	-	-	1,617	1,213	-	-

	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	(-1)	-	(-1)	-	(-1)	-	(-1)	-
Developed Non-Producing	(-1)	-	(-1)	-	(-1)	-	(-1)	-
Undeveloped	(-1)	-	(-1)	-	(-1)	-	(-1)	-
TOTAL PROVED	(-1)	-	(-1)	-	(-1)	-	(-1)	-
Probable	(-1)	-	(-1)	-	(-1)	-	(-1)	-
TOTAL PROVED + PROBABLE	(-1)	-	(-1)	-	(-1)	-	(-1)	-
Possible	(-1)	-	(-1)	-	(-1)	-	(-1)	-
TOTAL PROVED + PROB + POSS	(-1)	-	(-1)	-	(-1)	-	(-1)	-

	Light & Medium Oil		Heavy Oil		Natural Gas (1)		Natural Gas Liquids
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
RESERVES CATEGORY	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(MMcf)	(MMcf)	(Mbbls)	(Mbbls)

PROVED
Developed Producing	(-1)	6	(-1)	-	(-1)	31	(-1)	-
Developed Non-Producing	(-1)	18	(-1)	-	(-1)	117	(-1)	-
Undeveloped	(-1)	3	(-1)	-	(-1)	-	(-1)	-
TOTAL PROVED	(-1)	27	(-1)	-	(-1)	148	(-1)	-
Probable	(-1)	76	(-1)	-	(-1)	574	(-1)	-
TOTAL PROVED + PROBABLE	(-1)	103	(-1)	-	(-1)	722	(-1)	-
Possible	(-1)	8	(-1)	-	(-1)	491	(-1)	-
TOTAL PROVED + PROB + POSS	(-1)	111	(-1)	-	(-1)	1,213	(-1)	-

(1)	Estimates of Reserves of natural gas include associated and non-associated gas.

(2)	"Gross Reserves" are Company's working interest share of remaining reserves before the deduction of royalties.

(3)	"Net Reserves" are Company's working interest share of remaining reserves less all Crown, freehold, and overriding royalties and interests owned by others.

SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006 (Forecast Prices & Costs)

	Net Present Value (NPV) of Future Net Revenue (FNR)
	Before Income Taxes - Discounted at (%/yr)					After Income Taxes - Discounted at (%/yr)
	0	5	10	15	20	0	5	10	15	20
RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED
Developed Producing	448	429	412	396	382	362	344	328	314	301
Developed Non-Producing	1,661	1,243	967	779	644	1,105	826	643	518	429
Undeveloped	125	108	94	83	74	85	73	64	56	49
TOTAL PROVED	2,234	1,780	1,473	1,258	1,100	1,552	1,244	1,035	887	778
Probable	7,249	5,472	4,417	3,710	3,196	4,898	3,691	2,972	2,490	2,141
TOTAL PROVED + PROBABLE	9,484	7,252	5,891	4,968	4,296	6,451	4,934	4,007	3,377	2,919
Possible	3,757	2,941	2,360	1,932	1,605	2,493	1,951	1,566	1,281	1,066
TOTAL PROVED + PROB + POSS	13,240	10,193	8,251	6,900	5,901	8,943	6,885	5,572	4,659	3,985

Reference Item 2.2(2) of Form 51-101F1

NPV of FNR includes all resource income: Sale of oil, gas, by-product reserves; Processing of third party reserves; Other income.

Income Taxes includes all resource income, appropriate income tax calculations and prior tax pools

TOTAL FUTURE NET REVENUE (Undiscounted)
AS OF DECEMBER 31, 2006 (Forecast Prices & Costs)

	Revenue	Royalties	Operating Cost	Development Costs	Well Aband. Costs	BT Future Net Revenue (1)	Income Taxes	AT Future Net Revenue (1)

RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED DEVELOPED PRODUCING	754	184	117	3	3	448	87	362

PROVED DEVELOPED	3,506	872	434	88	3	2,110	643	1,467

TOTAL PROVED	3,743	931	457	118	3	2,234	682	1,552

TOTAL PROVED + PROBABLE	16,096	4,018	1,630	963	3	9,484	3,033	6,451

TOTAL PROVED + PROB + POSS	21,859	5,458	2,060	1,098	3	13,240	4,297	8,943

(1)	BT = Before Taxes and AT = After Taxes

Reference Item 2.2(3) of Form 51-101F1

LENOX PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006 (Forecast Prices & Costs)

BT Discounted (10%/Yr) Future Net Revenue(1)

RESERVES CATEGORY	PRODUCTION GROUP	(M$)

PROVED	Light & Medium Crude Oil (including solution gas)	171
Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	237
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

(1)	BT = Before Taxes

Reference Item 2.2(3)(c) of Form 51-101F1

MISSION RIVER PROPERTY
NET PRESENT VALUE OF FUTURE NET REVENUE BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006 (Forecast Prices & Costs)

BT Discounted (10%/Yr) Future Net Revenue(1)

RESERVES CATEGORY	PRODUCTION GROUP	(M$)

PROVED	Light & Medium Crude Oil (including solution gas)	1,302
Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

PROVED + PROBABLE	Light & Medium Crude Oil (including solution gas)	5,654
	Heavy Oil	-
	Natural gas (including by-products but excluding solution gas from oil wells)	-

(1)	BT = Before Taxes

Reference Item 2.2(3)(c) of Form 51-101F1

			LENOX PROPERTY
	-1.#QNAN
	COMPANY SHARE NET

	-1.#QNAN

		Total Oil	Light/Med Oil	Heavy Oil	Sales Gas	NGL	BOE
		(BBL)	(BBL)	(BBL)	(MMCF)	(BBL)	(BBL)
-1.#QNAN

	Opening Balance (December 31, 2005)	17,670	17,670	-	-	-	17,670

	Extensions	-	-	-	-	-	-
	Improved Recovery	-	-	-	-	-	-
	Technical Revisions*	(10,289)	(10,289)	-	-	-	(10,289)
	Discoveries	-	-	-	-	-	-
	Acquisitions**	-	-	-	-	-	-
	Dispositions**	-	-	-	-	-	-
	Economic Factors ***	-	-	-	-	-	-
	Production	(3,107)	(3,107)	-	-	-	(3,107)
							-
	Closing Balance (December 31, 2006)	4,274	4,274	-	-	-	4,274

-1.#QNAN

	Opening Balance (December 31, 2005)	17,670	17,670	-	-	-	17,670
							-
	Extensions	-	-	-	-	-	-
	Improved Recovery	-	-	-	-	-	-
	Technical Revisions*	(10,289)	(10,289)	-	-	-	(10,289)
	Discoveries	-	-	-	-	-	-
	Acquisitions**	-	-	-	-	-	-
	Dispositions**	-	-	-	-	-	-
	Economic Factors ***	-	-	-	-	-	-
	Production	(3,107)	(3,107)	-	-	-	(3,107)
							-
	Closing Balance (December 31, 2006)	4,274	4,274	-	-	-	4,274

-1.#QNAN

	Opening Balance (December 31, 2005)	17,670	17,670	-	-	-	17,670
							-
	Extensions	-	-	-	-	-	-
	Improved Recovery	-	-	-	-	-	-
	Technical Revisions*	(10,289)	(10,289)	-	-	-	(10,289)
	Discoveries	-	-	-	-	-	-
	Acquisitions**	-	-	-	-	-	-
	Dispositions**	-	-	-	-	-	-
	Economic Factors ***	-	-	-	-	-	-
	Production	(3,107)	(3,107)	-	-	-	(3,107)
							-
	Closing Balance (December 31, 2006)	4,274	4,274	-	-	-	4,274

-1.#QNAN

	Opening Balance (December 31, 2005)	22,292	22,292	-	-	-	22,292
							-
	Extensions	-	-	-	-	-	-
	Improved Recovery	-	-	-	-	-	-
	Technical Revisions*	(12,877)	(12,877)	-	-	-	(12,877)
	Discoveries	-	-	-	-	-	-
	Acquisitions**	-	-	-	-	-	-
	Dispositions**	-	-	-	-	-	-
	Economic Factors ***	-	-	-	-	-	-
	Production	(3,107)	(3,107)	-	-	-	(3,107)
							-
	Closing Balance (December 31, 2006)	6,308	6,308	-	-	-	6,308

-1.#QNAN

	Opening Balance (December 31, 2005)	22,292	22,292	-	-	-	22,292
							-
	Extensions	-	-	-	-	-	-
	Improved Recovery	-	-	-	-	-	-
	Technical Revisions*	(12,877)	(12,877)	-	-	-	(12,877)
	Discoveries	-	-	-	-	-	-
	Acquisitions**	-	-	-	-	-	-
	Dispositions**	-	-	-	-	-	-
	Economic Factors ***	-	-	-	-	-	-
	Production	(3,107)	(3,107)	-	-	-	(3,107)
							-
	Closing Balance (December 31, 2006)	6,308	6,308	-	-	-	6,308

	The numbers in this table may not exactly add due to rounding.

*	Includes technical revisions due to reservoir performance and geological and engineering changes. Technical revisions appear in
	the proved categories where no reserves were assigned in 2005, as the entities evaluated had reserves assigned in probable and
	possible categories. The technical revision is the moving of those reserves to a higher reserve category due to reservoir performance
	and geological and engineering changes.
**	Includes production attributable to any acquired interests from the acquisition date to effective date of the report and
	production realized from disposed interests from the opening balance date to the effective date of disposition.
***	Includes economic revisions related to price and royalty factor changes.

MISSION RIVER PROPERTY
RESERVES RECONCILIATION - FORECAST PRICE CASE
COMPANY SHARE NET

Effective Date: December 31, 2006

	Total Oil (BBL)	Light/Med Oil (BBL)	Heavy Oil (BBL)	Sales Gas (MMCF)	NGL (BBL)	BOE (BBL)
TOTAL PROVED						
Opening Balance (Dec. 31, 2005)	35,003	35,003	-	469	-	113,170
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(4,359)	(4,359)	-	(150)	-	(20,359)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(6,308)	(6,308)	-	(123)	-	(26,808)
Production	(1,959)	(1,959)	-	(53)	-	(10,792)
Closing Balance (Dec. 31, 2006)	22,377	22,377	-	143	-	46,211
PROBABLE						
Opening Balance (Dec. 31, 2005)	79,581	79,581	-	530	-	167,914
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	622	622	-	54	-	9,622
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(6,043)	(6,043)	-	(31)	-	(11,210)
Production	-	-	-	-	-	-
Closing Balance (Dec. 31, 2006)	74,159	74,159	-	553	-	166,325
TOTAL PROVED + PROBABLE						
Opening Balance (Dec. 31, 2005)	114,584	114,584	-	999	-	281,084
Extensions	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-
Technical Revisions*	(3,738)	(3,738)	-	(96)	-	(19,738)
Discoveries	-	-	-	-	-	-
Acquisitions**	-	-	-	-	-	-
Dispositions**	-	-	-	-	-	-
Economic Factors ***	(12,351)	(12,351)	-	(154)	-	(38,018)
Production	(1,959)	(1,959)	-	(53)	-	(10,792)
Closing Balance (Dec. 31, 2006)	96,536	96,536	-	696	-	212,536

* changes resulting from the timing of interest reversions.
** balance date to the effective date of disposition.
*** includes economic revisions related to price and royalty factor changes

Notes to Reserves Data Tables:

1.

Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Consultants Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

•

analysis of drilling, geological, geophysical and engineering data;

•

the use of established technology; and

•

specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have been previously on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have been on production, but are shut-in, and the date of resumption of production is unknown.

(d)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to the individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)

at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b)

at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3.

Forecast Prices and Costs

Forecast prices and costs are those:

(a)

generally acceptable as being a reasonable outlook of the future; and

(b)

if and only to the extent that there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by the Contractors and in the

Contractors Report were an average of forecast prices published by DeGolyer and MacNaughton Canada Limited as at December 31, 2006.

DEGOLYER AND MACNAUGHTON CANADA LIMITED PRICE FORECAST
EFFECTIVE DATE		d-mmm-yyyy	RELEASE DATE			d-mmm-yyyy

					EDM.	HEAVY	HEAVY				BC		C2	C3	C4	C5	PLANT
	OIL FIELD				OIL	OIL	OIL	NYMEX	ALBERTA PLANTGATE		CANWEST	SASK		EDMONTON			GATE
	COSTS	EXCHANGE	WTI	WTI	PRICE	25 API	12 API	Henry Hub	AGGREGATOR	SPOT	PLANT	GAS	ETHANE	PROPANE	BUTANE	PENTANES	SULPHUR
	INFLATION		UNESC	@CUSHING	D2S2	HARDISTY	HARDISTY	Reference			GATE		PRICE	PRICE	PRICE	PLUS	PRICE
YEAR	%	$US/$CDN	$US/BBL	$US/BBL	$/BBL	$/BBL	$/BBL	US$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/Mcf	$/BBL	$/BBL	$/BBL	$/BBL	$/TON

1989	5.2	-	-	-	-	-	13.67	1.67	1.57	-	-	-		8.13	10.09	21.53	71.45
1990	4.8	0.857	-	24.49	-	-	16.00	1.67	1.64	-	-	-	NA	13.41	15.93	26.81	61.12
1991	5.7	0.873	-	21.51	23.34	15.29	9.05	1.55	1.29	-	1.18	1.41	NA	11.91	15.25	22.50	54.11
1992	1.8	0.828	-	20.57	23.49	16.99	12.94	1.79	1.30	-	1.14	1.17	NA	10.36	14.04	22.56	21.41
1993	1.8	0.776	-	18.48	21.93	16.14	13.35	2.20	1.65	-	1.76	2.07	NA	14.13	13.52	21.33	-7.20
1994	0.2	0.732	-	17.15	22.17	17.88	15.02	1.94	1.81	1.82	1.73	1.84	NA	12.52	13.45	21.59	16.57
1995	2.2	0.729	-	18.39	24.21	20.64	17.27	1.68	1.23	1.12	1.11	0.98	NA	14.05	13.82	24.05	30.27
1996	1.5	0.734	-	22.04	29.34	25.05	20.06	2.50	1.64	1.37	1.41	1.28	NA	22.25	17.15	29.61	14.44
1997	1.6	0.722	-	20.63	27.83	21.21	14.65	2.47	1.85	1.72	1.70	1.74	NA	18.80	18.96	30.49	11.60
1998	1.0	0.675	-	14.40	20.39	14.70	9.44	2.16	1.89	1.96	1.92	2.13	NA	11.25	12.29	21.73	-2.00
1999	1.7	0.673	-	19.17	27.53	23.42	19.34	2.32	2.37	2.77	2.51	2.85	NA	14.99	17.14	25.95	8.95
2000	2.4	0.674	-	30.36	44.62	34.79	28.08	4.25	4.65	5.19	5.02	5.01	NA	31.92	35.49	46.28	13.77
2001	2.4	0.646	-	25.82	39.48	25.09	17.78	4.10	5.29	5.24	6.28	6.15	NA	30.37	29.51	42.60	-10.47
2002	2.4	0.637	-	26.04	40.11	31.68	27.35	3.34	3.82	3.87	3.72	4.02	NA	20.63	26.59	40.85	8.55
2003	2.5	0.716	-	30.99	43.52	33.06	27.10	5.49	5.99	6.33	6.07	6.58	NA	31.89	34.60	44.42	40.84
2004	2.0	0.770	-	41.39	53.06	38.09	30.09	6.16	6.28	6.22	6.13	6.71	NA	34.78	41.22	54.81	39.85
2005	2.1	0.826	-	56.48	69.28	45.66	34.06	8.98	8.49	8.32	7.67	8.46	NA	41.27	49.09	72.64	38.77
2006	2.2	0.882	-	66.02	73.36	51.90	42.59	7.01	6.39	6.20	6.42	6.95	NA	44.03	62.98	75.36	30.06

2007	0.0	0.862	65.00	65.00	75.12	53.34	44.34	7.35	7.09	7.32	6.91	7.41	30.05	46.57	54.84	76.62	35.00
2008	4.0	0.862	63.00	65.52	75.71	54.51	45.01	7.86	7.73	7.91	7.52	8.06	30.28	46.94	55.27	77.23	25.00
2009	3.0	0.862	60.00	64.27	74.26	54.21	45.21	7.70	7.58	7.72	7.37	7.90	29.70	46.04	54.21	75.74	20.00
2010	2.0	0.862	56.50	61.73	71.30	52.76	44.26	7.50	7.39	7.48	7.18	7.70	28.52	44.21	52.05	72.73	17.50
2011	2.0	0.862	53.00	59.07	68.20	51.15	43.15	7.70	7.63	7.68	7.41	7.95	27.28	42.29	49.79	69.57	15.50
2012	2.0	0.862	52.00	59.11	68.25	51.19	43.19	7.80	7.77	7.77	7.53	8.08	27.30	42.32	49.82	69.62	16.00
2013	2.0	0.862	52.00	60.29	69.62	52.21	44.21	7.96	7.92	7.92	7.68	8.23	27.85	43.16	50.82	71.01	16.50
2014	2.0	0.862	52.00	61.50	71.01	53.26	45.26	8.12	8.07	8.07	7.83	8.39	28.40	44.02	51.84	72.43	17.00
2015	2.0	0.862	52.00	62.73	72.43	54.32	46.32	8.28	8.22	8.22	7.98	8.55	28.97	44.91	52.87	73.88	17.50
2016	2.0	0.862	52.00	63.98	73.88	55.41	47.41	8.44	8.38	8.38	8.13	8.71	29.55	45.80	53.93	75.35	18.00
2017	2.0	0.862	52.00	65.26	75.35	56.52	48.52	8.65	8.59	8.59	8.33	8.93	30.14	46.72	55.01	76.86	18.50
2018	2.0	0.862	52.00	66.57	76.86	57.65	49.65	8.87	8.80	8.80	8.54	9.15	30.74	47.65	56.11	78.40	19.00
2018+	2.0					escalate oil, gas and product prices at 2.0% per year thereafter

4.

Constant Prices and Costs

Constant prices and costs are:

(a)

The Corporation’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)

if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation’s prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation’s future net revenue attributable to the reserve categories noted below ($000s). (The Corporation’s interest in the Mission River field is a carried interest):

FUTURE DEVELOPMENT COSTS (1)

		Constant Prices & Costs	Forecast Prices & Costs
		For Proved Reserves (M$)	For Proved Reserves (M$)	For Proved + Probable Reserves (M$)

YEAR
	2007	55	55	158
	2008	38	38	245
	2009	5	5	128
	2010	3	3	125
	2011	3	3	125
	REMAINING	16	16	183
	TOTAL	118	118	963

	Undiscounted	118	118	963
	Discounted @ 10%/Yr	51	51	627

(1)	Future Development Costs shown are associated with booked reserves in the Reserves Report and do not necessarily represent the Company's full exploration and development budget.

Other Oil and Gas Information

The following is a description of Portrush’s principal oil and natural gas properties as at December 31, 2006. The following descriptions do not include the properties acquired by Portrush after that date. Unless otherwise indicated, production stated is the average production for the period from January 1, 2006 to December 31, 2006 received in respect of the Corporation’s working interest share attributable before deduction of royalties. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2005.

The properties comprising the Corporation’s assets are all located in the United States: the Lenox Property located in the State of Michigan and the Mission River Property located in the State of

Texas. As at December 31, 2006 Portrush’s properties were comprised of 8 producing natural gas wells and 2 producing oil wells in the aggregate.

Mission River Property, Texas

The Corporation entered into an agreement with the McAlester Fuel Corporation of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Corporation paid 10% of the estimated drilling costs for the 12 shallow well development-drilling program and acquired a 10% working interest in the 12 well project. The property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems. The initial 12 well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet. After the first six shallow wells were drilled the working interest partners agreed to drill two deep tests in exchange for the six remaining shallow wells. The two deep wells have been drilled to 10,400 feet and 8,600 feet and all eight wells are currently on production.

Lenox Property, Michigan

The Corporation has a 22.5% working interest, in the Lenox project in Macomb County, SE Michigan. The project consists of two oil wells on production with excess gas being flared. The South Niagaran Reef Trend in the Michigan Basin contains oil and gas filled reefs and the Lenox-Richards 1-20 was placed on production as an oil well from the Brown Niagaran Reef. In 2003, the Lenox-Martin 1-21 was drilled into the same pool. The wells are currently producing at a combined rate of 82 barrels of oil per day (December 2005).

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2006.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
U.S.	2.45		0	0	8.8		0	0
Total	2.45		0	0	8.8		0	0

Undeveloped Reserves

As at December 31, 2006, the 12 shallow well development-drilling program for Mission River had placed 6 shallow wells and 2 deep wells (in place of the 6 remaining shallow wells) on production. The operator of the project has decided to proceed with a new deep well program and the Company expects two additional deep wells to be drilled in 2007. The Company has paid $149,500 for its 10% share of the cost of the first new program deep well, the Scanio-Hawn No.1 drilled to a depth of 8,670 feet. The well is expected to go on production March, 2007.

The following table sets out the Corporation’s developed and undeveloped land holdings as at December 31, 2006.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
U.S.	400	61.5	740	99	1140	160.5
Total	400	61.5	740	99	1140	160.5

Abandonment and Reclamation Costs

The net wells to which the Corporation’s share of abandonment and reclamation costs applies is 0.45 for oil wells and 0.8 for gas wells. The Corporation has accounted for salvage value in its estimates of these costs which is considered acceptable by industry standards. These costs are projected to occur in the last year of economic production of the producing wells.

ABANDONMENT & RECLAMATION COSTS (Forecast Prices & Costs)

Total Abandonment & Reclamation Costs Including Well Abandonment
and Disconnect Costs all Net of Salvage (1)
(M$)
Total Proved Reserves (Yr)
	2007	-
	2008	-
	2009	-
	2010	-
	2011	3
	Remaining	-
	Total	3

Proved + Probable Reserves (Yr)
	2007	-
	2008	-
	2009	-
	2010	-
	2011	-
	Remaining	3
	Total	3

(1)	Costs shown are greater than those included in the Reserves Report as all disconnect and facility reclamation is included.

Production Estimates

SUMMARY OF PRODUCTION ESTIMATES BY PRODUCTION GROUP
TOTAL PROVED RESERVES FOR YEAR 2007 (Constant & Forecast Prices & Costs)

	Constant Prices & Costs	Forecast Prices & Costs
RESERVES CATEGORY	Net Daily Production (2)	Net Daily Production (2)

Light & Medium Oil (bbls/d)	9	9	9.145205
Heavy Oil (bbls/d)	-	-	0
Associated and Non-Associated Gas (Mcf/d)	92	91	90.986301
Natural Gas Liquids (bbls/d)	-	-	0
TOTAL (1) (boe/d)	24	24	24.309589

(1)	Barrels of Oil Equivalent (boe) have been reported based on natural gas conversion of 6 Mcf/1 bbl.

(2)	Net production is Company interest after all royalty deductions.

	SUMMARY OF COMPANY SHARE GROSS PRODUCTION ESTIMATES(1) BY FIELD
	TOTAL PROVED RESERVES FOR YEAR 2007 (Constant & Forecast Prices & Costs)

		Light & Medium	Heavy Oil	Natural Gas (2)	Natural Gas
		Oil			Liquids
		(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)
	FIELD

	Lenox	5	-	-	-
	Mission River	4	-	92	-
	TOTAL	9	-	92	-

(1)	Daily production is taken from the Reserves Report as of December 31, 2006.

(2)	Natural Gas includes Associated and Non-Associated sales gas volumes.

Production History

SUMMARY OF NET PRODUCTION BY FIELD FOR YEAR 2006
	Light & Medium Oil (bbl/d)	Heavy Oil (bbl/d)	Natural Gas (2) (Mcf/d)	Natural Gas Liquids (bbl/d)
FIELD

Lenox	12
Mission River	5		145
TOTAL

(1) Daily production is taken from the Reserves Report as of December 31, 2006
(2) Natural Gas includes Associated and Non-Associated sales gas volumes

Tax Horizon

The Corporation expects to begin paying income taxes on income from its oil and gas projects in the next fiscal year.

Risks Related to the Corporation’s Oil/Gas Operations

Volatility of Oil and Gas Prices

The Corporation’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Corporation’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Corporation may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk.  There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Corporation’s properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable.  In its efforts to acquire properties, the Corporation competes with other companies that have significantly greater resources.  Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.  Competition for producing properties will be affected by the amount of funds available to the Corporation, information available to the Corporation and any standards established by the Corporation for the minimum projected return on investment.  Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that the Corporation will recover commercial quantities of hydrocarbons in the future.  The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Corporation.  These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection).  In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Corporation.  The Corporation may be subject to liability for pollution and other damages due to hazards that cannot be insured against due to prohibitive premium costs or for other reasons.  Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted.  Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Corporation or its ability to develop its properties on an economically feasible basis.  Before development and production can commence on any properties, the Corporation must obtain regulatory and environmental approvals.  There is no assurance that such approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

RALPH E. DAVIS
ASSOCIATES, INC.

NATIONAL INSTRUMENT FORM 51-101F2

REPORT ON RESERVES DATA

To the board of directors of Portrush Petroleum Corporation (the "Company"):

1. We have evaluated the Company's reserves data as of December 31, 2006. The reserves data consist of the following:

   b.) the related estimated future net revenue

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following tables set forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using constant prices and costs and using forecasted prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006 and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors.

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com
Worldwide Energy Consultants Since 1924

RALPH E. DAVIS
ASSOCIATES, INC.

National Instrument Form 51-101F2
Page 2

CONSTANT PRICES AND COSTS

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)			
			Audited $-US(1000's)	Evaluated $-US(1000's)	Reviewed $US(1000's)	Total $US(1000's)
Ralph E. Davis Associates, Inc.	Appraisal Report as of December 31, 2006 on Certain Properties owned by Portrush Petroleum Corporation dated April 3, 2007	U.S.	-	4,994.4	-	4,994.4

FORECASTED PRICES AND COSTS

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)			
			Audited $-US(1000's)	Evaluated $-US(1000's)	Reviewed $US(1000's)	Total $US(1000's)
Ralph E. Davis Associates, Inc.	Appraisal Report as of December 31, 2006 on Certain Properties owned by Portrush Petroleum Corporation dated April 3, 2007	U.S.	-	5,623.7	-	5,623.7

5. In our opinion, the reserves evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update this report referred to in paragraph 4 for events and circumstance occurring after their respective preparation dates.

Executed as to our report referred to above:

Ralph E. Davis Associates, Inc. dated April 16, 2007.

RALPH E. DAVIS ASSOCIATES, INC.

L. B. Branum, P.E.

Texas Board of Professional Engineers
CERTIFICATE OF REGISTRATION
This acknowledges that
RALPH E DAVIS ASSOCIATES INC
has fulfilled the requirements of the Texas Board of Professional Engineers to offer and perform engineering services in the state of Texas.

RALPH E. DAVIS
ASSOCIATES, INC.

CONSENT OF AUTHOR

To: The securities regulatory authorities of each of the provinces and territories of Canada:

I, L. B. Branum, do hereby consent to the filing of the written disclosure of the reserve analysis by Ralph E. Davis Associates, Inc. on behalf of Portrush Petroleum Corporation dated April 3, 2007 but with an effective date of December 31, 2006.

Dated: April 16, 2007

L. B. Branum, P.E.
Vice President

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com
Worldwide Energy Consultants Since 1924

DeGolyer and MacNaughton Canada Limited
311 Sixth Avenue S.W., Suite 1430
Energy Plaza East Tower
Calgary, Alberta, Canada, T2P 3H2

NATIONAL INSTRUMENT FORM 51-101F2

REPORT on RESERVES DATA

To the board of directors of Portrush Petroleum Corporation (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

      (ii) the related estimated future net revenue; and

      (ii) the related estimated future net revenue

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors.

DeGolyer and MacNaughton Canada Limited

Independent Qualified Reserves Evaluator	Description & Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income tax, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
			US M$	US M$	US M$	US M$
DeGolyer and MacNaughton Canada Limited	Appraisal Report as of December 31, 2006 on Certain Properties owned by Portrush Petroleum Corporation dated March 14, 2007		-	237	-	237

5. In our opinion, the reserves evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update this report referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated March 14, 2007.

DEGOLYER and MACNAUGHTON
CANADA LIMITED

"Colin P. Outtrim"

____
Colin P. Outtrim, P.Eng.

PERMIT TO PRACTICE
DeGolyer and MacNaughton Canada Limited

Signature __*"Colin P. Outtrim"*_____

Date _____March 14, 2007_______

PERMIT NUMBER: P 5568
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Form 51-101F3
Report of
Management and Directors
on Oil And Gas Disclosure

Report of Management and Directors on Reserves Data and Other Information

Management of Portrush Petroleum Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a)            (i)            proved and proved plus probable oil and gas reserves estimated as at December 31,

6 using forecast prices and costs; and

     (ii)           the related estimated future net revenue; and

(b)            (i)             proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

    (ii)            the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has

(a)        reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)       met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves to report without reservation; and

 (c)       reviewed the reserves data with management and the independent qualified reserves evaluators.

The board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a)        the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)        the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)         the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Dated this 1st day of May, 2007

Martin Cotter, President & CEO

Neal Iverson, Director

Wesley Franklin, Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: May 10, 2007             By: /s/ Neal Iverson____________________________

                                      Neal Iverson, Director